Exhibit 99.1

LMS Medical Systems Inc.
Contact: Yves Grou, Chief Financial Officer
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada H4A 3S5
Tel : (514) 488-3461 ext.238 Fax: (514) 488-1880
www.lmsmedical.com / yves.grou@lmsmedical.com

For Immediate Release

LMS THIRD QUARTER 2008 FINANCIAL RESULTS

Q3 REVENUE INCREASES 88% TO $1.0 MILLION

YTD REVENUE INCREASES 87% TO $2.6 MILLION

Montreal, Quebec, February 12, 2008 - LMS Medical Systems (TSX: LMZ, AMEX: LMZ), a healthcare technology company and developer of the CALM®clinical information system and risk management software tools for obstetrics, today reported its unaudited financial results for the third quarter ended December 31, 2007. All amounts are in Canadian dollars.

On the strength of new installations and growing recurring maintenance and technical service revenues, our comparative quarterly revenues for Q3 2008 grew 88% to $952,000 from $506,000 in Q3 2007. As a result of the growth in our installed client base, our recurring maintenance and service revenues increased by 46% to $1,058,000 from $726,000 for the comparative nine-month period. For the third quarter, these revenues increased 70% to $355,000 from $209,000.

Following the implementation of a program to streamline operations during Q3 2008, operating expenses were reduced by $906,000 for the third quarter of fiscal 2008, from $2,991,000 for Q3 2007 to $2,085,000 for Q3 2008, and by $1,389,000 for year-to-date, from $8,768,000 for the nine months ended December 31, 2006 to $7,379,000 for the nine months ended December 31, 2007. The reduction for Q3 2008 is explained mainly by a decrease in research and development expenses of $405,000, lower selling marketing product management expenses of $193,000 and lower administrative expenses of $272,000. Included in operating expenses are non-cash, stock-based compensation expenses of $305,000 for Q3 2008 and $870,000 on a year-to-date basis.

The combination of the increase in revenues of $446,000 and lower overall expenses of $906,000 reduced the comparative operating loss by $1,297,000 from $2,563,000 ($0.14 per share) in Q3 2007 to $1,266,000 ($0.06 per share) in Q3 2008, and decreased the cash used in operating activities before net changes in non-operating working capital items by $1,211,000 to $935,000 for Q3 2008 compared to $2,146,000 for Q3 2007.

Cash, cash equivalents and short-term investments held to maturity, as at December 31, 2007 totaled $0.5 million compared to $3.38 million as at March 31, 2007. In addition, under our contract with a distributor, LMS is entitled to receive amounts for contracts contained in our backlog, described below. As at December 31, 2007, this amount, which does not qualify as a receivable under generally accepted accounting principles, amounted to $0.6 million and will provide short term additional liquidity. As such, the total cash, cash equivalents, short term investments and accounts receivable, including this amount, amounted to $1.8 million as at December 31, 2007.

THIRD QUARTER HIGHLIGHTS:

•	In conjunction with a seasonally stronger spring quarter (Q4) and corporate streamlining of operations, we anticipate reaching a cash flow break even for the last quarter of the current fiscal year.
•	Both the backlog of signed contracts and identified sales opportunities were maintained at $4.6 million and $25 million, respectively.
•	In total, we added six new hospitals to our client base as well as four insurance contracts during the third quarter of fiscal 2008.

-more-

LMS Medical Systems Inc.

•

We implemented a program to streamline operations, thus substantially reducing LMS expenses with the objective of reaching near term positive cash flow and ensuring profitability. There are reductions in consulting expenses and salaries in research and development and other non core expenditures. All operational, sales and core development activities have been maintained. Also, management has demonstrated its commitment to the future of LMS by making a collective decision to temporarily suspend a portion of salaried compensation for the balance of fiscal 2008. Upon meeting certain milestones, the board of directors will have an option to pay the suspended salaries in the form of LMS common shares or a cash payment, subsequent to the year end, including a 25% premium. There have been only minimal cash restructuring costs related to the implementation of this plan.

LMS complete results for the quarter ended December 31, 2007 along with Management’s Discussion and Analysis will be released in normal course on or about February 12th and will be available in Canada at www.sedar.com, in the United States at www.sec.gov and at www.lmsmedical.com.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM™ Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Yves Grou, Chief Financial Officer

LMS Medical Systems Inc.

Tel: (514) 488-3461 Ext. 238

Fax: (514) 488-1880

yves.grou@lmsmedical.com / www.lmsmedical.com